UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 001-31599

Endurance Specialty Holdings Ltd.

(Translation of registrant’s name into English)

Waterloo House, 100 Pitts Bay Road,

Pembroke HM08, Bermuda (441) 278-0400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION FURNISHED AS PART OF THIS FORM 6-K

On September 27, 2017, Endurance Specialty Holdings Ltd. (the “Company”) entered into a Stock and Asset Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with Sompo International Holdings Ltd. (“Sompo International”), an affiliated wholly-owned indirect subsidiary of Sompo Holdings, Inc. Pursuant to the terms of the Purchase and Sale Agreement, the Company is transferring substantially all of its assets and liabilities to Sompo International, effective September 27, 2017 (the “Transaction”).

The Purchase and Sale Agreement contains customary closing conditions, including obtaining necessary third party consents and further action necessary to complete the transactions contemplated by the Purchase and Sale Agreement. The Purchase and Sale Agreement contains a mutual release of pre-closing claims and an indemnification by Sompo International related to certain assumed liabilities of the Company. The Company and Sompo International have obtained the requisite regulatory approvals for the completion of the Transaction and the transaction closed as of September 27, 2017.

The foregoing description of the Purchase and Sale Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Purchase and Sale Agreement, a copy of which is furnished as Exhibit 2.1 to this Current Report on Form 6-K and is incorporated herein by reference.

In connection with the entry into the Purchase and Sale Agreement, on September 27, 2017, the Company entered into the Second Amendment and Consent (the “Amendment”) to the Credit Agreement, dated as of April 4, 2016 (as amended, restated, supplemented or otherwise modified from time to time prior to the effectiveness of the Amendment, the “Credit Agreement” and as amended by the Amendment, the “Amended Credit Agreement”), among the Company, various designated subsidiaries of the Company, JPMorgan Chase Bank, N.A., as the administrative agent, and the lending institutions party thereto from time to time (the “Lenders”). The Amendment contains, among other things, (a) a consent of the Lenders under the Credit Agreement to consummation of the Transaction, (b) certain modifications to the Credit Agreement relating to the Transaction, including revising the definition of “Change of Control” and (c) the joinder of Sompo International as a parent guarantor of the obligations under the Amended Credit Agreement and subsequent release of the Company from its obligations as a parent guarantor under the Amended Credit Agreement. Such consent and the Amended Credit Agreement became effective on September 27, 2017.

The description contained herein of the Amendment and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is furnished as Exhibit 10.1 to the this Current Report on Form 6-K and is incorporated herein by reference.

Concurrent with the entry into the Purchase and Sale Agreement, on September 27, 2017, Sompo International and the Bank of New York Mellon, as trustee (the “Trustee”), entered into the Fifth Supplemental Indenture, dated as of September 27, 2017 (the “Fifth Supplemental Indenture”), to the Indenture, dated as of July 15, 2003, by and between the Company, as issuer, and the Trustee (as amended and supplemented from time to time, the “2022 Notes Indenture”). The Fifth Supplemental Indenture provides for the unconditional assumption by Sompo International of the Company’s obligation to make the due and punctual payment of the principal of, any premium and interest on and any Additional Amounts (as defined in the 2022 Notes Indenture) with respect to all the 4.70% Senior Unsecured Notes Due 2022 (the “2022 Senior Notes”) and the performance of every obligation in the 2022 Notes Indenture and the outstanding 2022 Senior Notes to be performed or observed.

The foregoing description of the Fifth Supplemental Indenture is qualified in its entirety by reference to the full text of the Fifth Supplemental Indenture, a copy of which is furnished as Exhibit 10.2 to the this Current Report on Form 6-K and is incorporated herein by reference.

Also concurrent with the entry into the Purchase and Sale Agreement, on September 27, 2017, Sompo International and the Bank of New York Mellon, as trustee (the “Trustee”), entered into the Fourth Supplemental Indenture, dated as of September 27, 2017 (the “Fourth Supplemental Indenture”), to the Indenture, dated as of July 15, 2004, by and between the Company, as issuer, and the Trustee (as amended and supplemented from time to time, the “2034 Notes Indenture”). The Fourth Supplemental Indenture provides for the unconditional assumption by Sompo International of the Company’s obligation to make the due and punctual payment of the principal of, any premium and interest on and any Additional Amounts (as defined in the 2034 Notes Indenture) with respect to all the 7.0% Senior Notes Due 2034 (the “2034 Senior Notes”) and the performance of every obligation in the 2034 Notes Indenture and the outstanding 2034 Senior Notes to be performed or observed.

The foregoing description of the Fourth Supplemental Indenture is qualified in its entirety by reference to the full text of the Fourth Supplemental Indenture, a copy of which is furnished as Exhibit 10.3 to the this Current Report on Form 6-K and is incorporated herein by reference.

Following the execution of the Purchase and Sale Agreement, the Company shall commence a voluntary liquidation, during which the Company intends to redeem its outstanding 6.350% Non-Cumulative Preferred Shares, Series C (the “Series C Preferred Shares”), and the related depositary shares, each of which represents a 1/1,000th interest in a Series C Preferred Share. Such redemption will occur subject to satisfaction of all liabilities and obligations to creditors of the Company, if any, but before any distribution of such assets or proceeds is made to or set aside for the holders of ordinary shares. In accordance with the Certificate of Designations for the Series C Preferred Shares, the redemption price shall be an amount equal to US$25,000 per Series C Preferred Share (US$25.00 per depositary share), plus declared and unpaid dividends to the date of redemption.

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

The following documents, furnished as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

2.1	Stock and Asset Purchase and Sale Agreement, dated September 27, 2017, between Sompo International Holdings Ltd. and Endurance Specialty Holdings Ltd.

10.1	Second Amendment and Consent, dated September 27, 2017, by and among Endurance Specialty Holdings Ltd., as parent borrower, each designated subsidiary borrower party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Deutsche Bank Trust Company Americas, as collateral agent, and the lending institutions party thereto.

10.2	Fifth Supplemental Indenture, dated as of September 27, 2017, between Sompo International Holdings Ltd., and The Bank of New York Mellon (as successor to The Bank of New York), as trustee.

10.3	Fourth Supplemental Indenture, dated as of September 27, 2017, between Sompo International Holdings Ltd., and The Bank of New York Mellon (as successor to The Bank of New York), as trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENDURANCE SPECIALTY HOLDINGS LTD.

Date: September 27, 2017	By:	/s/ John V. Del Col
	Name:	John V. Del Col
	Title:	General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

2.1	Stock and Asset Purchase and Sale Agreement, dated September 27, 2017, between Sompo International Holdings Ltd. and Endurance Specialty Holdings Ltd.

10.1	Second Amendment and Consent, dated September 27, 2017, by and among Endurance Specialty Holdings Ltd., as parent borrower, each designated subsidiary borrower party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Deutsche Bank Trust Company Americas, as collateral agent, and the lending institutions party thereto.

10.2	Fifth Supplemental Indenture, dated as of September 27, 2017, between Sompo International Holdings Ltd., and The Bank of New York Mellon (as successor to The Bank of New York), as trustee.

10.3	Fourth Supplemental Indenture, dated as of September 27, 2017, between Sompo International Holdings Ltd., and The Bank of New York Mellon (as successor to The Bank of New York), as trustee.